RICOH COMPANY, LTD.

Consolidated Financial Statements
For the nine months ended December 31, 2008

This is an English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the nine months ended December 31, 2008 pursuant to the Japanese Financial Instrument and Exchange Law.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED BALANCE SHEETS
December 31, 2008 and March 31, 2008

                                                                        Millions of Yen
---------------------------------------------------------------------------------------
                                                              December 31,   March 31,
ASSETS                                                            2008         2008
---------------------------------------------------------------------------------------
Current Assets:
   Cash and cash equivalents                                     155,141       170,607
   Time deposits                                                   1,986         1,531
   Trade receivables:
      Notes                                                       52,193        57,068
      Accounts                                                   466,292       463,999
      Less- Allowance for doubtful receivables                   (18,991)      (16,666)
   Current maturities of long-term finance receivables, net      195,611       194,642
   Inventories:
      Finished goods                                             149,063       117,658
      Work in process and raw materials                           75,064        74,365
   Deferred income taxes and other                                69,112        60,936
---------------------------------------------------------------------------------------
         Total current assets                                  1,145,471     1,124,140
---------------------------------------------------------------------------------------
Property, Plant and Equipment, at cost:
   Land                                                           45,494        46,681
   Buildings                                                     232,382       235,106
   Machinery and equipment                                       599,126       587,956
   Construction in progress                                       11,952        12,884
---------------------------------------------------------------------------------------
         Total                                                   888,954       882,627
   Less- Accumulated depreciation                               (628,174)     (627,994)
---------------------------------------------------------------------------------------
         Net property, plant and equipment                       260,780       254,633
---------------------------------------------------------------------------------------
Investments and Other Assets:
   Long-term finance receivables, net                            464,205       445,436
   Investment securities                                          54,010        71,244
   Investments in and advances to affiliates                       1,655         1,977
   Goodwill                                                      267,536       112,538
   Other intangible assets                                       113,850       114,402
   Lease deposits and other                                       97,612        89,998
---------------------------------------------------------------------------------------
         Total investments and other assets                      998,868       835,595
---------------------------------------------------------------------------------------
Total                                                          2,405,119     2,214,368
---------------------------------------------------------------------------------------

                                                                        Millions of Yen
---------------------------------------------------------------------------------------
                                                              December 31,   March 31,
LIABILITIES AND SHAREHOLDERS' INVESTMENT                          2008         2008
---------------------------------------------------------------------------------------
Current Liabilities:
   Short-term borrowings                                         364,394        75,784
   Current maturities of long-term indebtedness                  101,753        82,658
   Trade payables;
      Notes                                                       19,121        18,942
      Accounts                                                   305,704       341,627
   Accrued income taxes                                           10,090        28,909
   Accrued expenses and other                                    145,553       165,836
---------------------------------------------------------------------------------------
         Total current liabilities                               946,615       713,756
---------------------------------------------------------------------------------------
Long-term Liabilities:
   Long-term indebtedness                                        251,068       225,930
   Accrued pension and severance costs                           131,891        99,830
   Deferred income taxes and other                                41,573        36,373
---------------------------------------------------------------------------------------
         Total long-term liabilities                             424,532       362,133
---------------------------------------------------------------------------------------
Minority Interests                                                49,073        58,283
---------------------------------------------------------------------------------------
Commitments and Contingent Liabilities (Note 7)
Shareholders' Investment:
   Common stock                                                  135,364       135,364
   Additional paid-in capital                                    186,083       186,448
   Retained earnings                                             839,390       835,238
   Accumulated other comprehensive income (loss)                (139,262)      (31,005)
   Treasury stock at cost                                        (36,676)      (45,849)
---------------------------------------------------------------------------------------
         Total shareholders' investment                          984,899     1,080,196
---------------------------------------------------------------------------------------
Total                                                          2,405,119     2,214,368
---------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENT OF INCOME
For the Nine Months Ended December 31, 2008

                                                                               Millions of Yen
----------------------------------------------------------------------------------------------
                                                                             Nine months ended
                                                                             December 31, 2008
----------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                        810,962
   Post sales and rentals                                                          673,691
   Other revenue                                                                    83,365
----------------------------------------------------------------------------------------------
         Total                                                                   1,568,018
----------------------------------------------------------------------------------------------
Cost of Sales:
   Products                                                                        539,027
   Post sales and rentals                                                          305,244
   Other revenue                                                                    66,258
----------------------------------------------------------------------------------------------
         Total                                                                     910,529
----------------------------------------------------------------------------------------------
         Gross profit                                                              657,489
Selling, General and Administrative Expenses                                       571,111
----------------------------------------------------------------------------------------------
         Operating income                                                           86,378
----------------------------------------------------------------------------------------------
Other (Income) Expenses:
   Interest and dividend income                                                     (3,828)
   Interest expense                                                                  4,322
   Foreign currency exchange (gain) loss, net                                       19,752
   Other, net                                                                        6,069
----------------------------------------------------------------------------------------------
         Total                                                                      26,315
----------------------------------------------------------------------------------------------
Income before Income Taxes, Minority Interests and Equity in Earnings of
   Affiliates                                                                       60,063
Provision for Income Taxes:
    Current                                                                         23,718
    Deferred                                                                         4,562
----------------------------------------------------------------------------------------------
         Total                                                                      28,280
----------------------------------------------------------------------------------------------
Minority Interests                                                                   2,258
Equity in Earnings of Affiliates                                                        15
----------------------------------------------------------------------------------------------
         Net Income                                                                 29,540
----------------------------------------------------------------------------------------------

                                                                                    Yen
----------------------------------------------------------------------------------------------
Per Share of Common Stock:
----------------------------------------------------------------------------------------------
   Basic:                                                                            40.84
   Diluted:                                                                          39.73
----------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                     35.00
----------------------------------------------------------------------------------------------
Per American Depositary Share, each representing 5 shares of common stock:
----------------------------------------------------------------------------------------------
   Basic:                                                                           204.20
   Diluted:                                                                         198.65
----------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                    175.00
----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

For the Three Months Ended December 31, 2008

                                                                               Millions of Yen
-----------------------------------------------------------------------------------------------
                                                                             Three months ended
                                                                              December 31, 2008
-----------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                        237,511
   Post sales and rentals                                                          239,369
   Other revenue                                                                    25,211
-----------------------------------------------------------------------------------------------
      Total                                                                        502,091
-----------------------------------------------------------------------------------------------
Cost of Sales:
   Products                                                                        156,254
   Post sales and rentals                                                          112,246
   Other revenue                                                                    19,446
-----------------------------------------------------------------------------------------------
      Total                                                                        287,946
-----------------------------------------------------------------------------------------------
      Gross profit                                                                 214,145
Selling, General and Administrative Expenses                                       192,843
-----------------------------------------------------------------------------------------------
      Operating income                                                              21,302
-----------------------------------------------------------------------------------------------
Other (Income) Expenses:
   Interest and dividend income                                                       (750)
   Interest expense                                                                  1,874
   Foreign currency exchange (gain) loss, net                                       18,473
   Other, net                                                                          517
-----------------------------------------------------------------------------------------------
      Total                                                                         20,114
-----------------------------------------------------------------------------------------------
Income before Income Taxes, Minority Interests and Equity in Earnings of
   Affiliates                                                                        1,188
Provision for Income Taxes:
   Current                                                                          (4,661)
   Deferred                                                                         10,359
-----------------------------------------------------------------------------------------------
      Total                                                                          5,698
-----------------------------------------------------------------------------------------------
Minority Interests                                                                     288
Equity in Earnings of Affiliates                                                        (7)
-----------------------------------------------------------------------------------------------
      Net Income                                                                    (4,805)
-----------------------------------------------------------------------------------------------

                                                                                     Yen
-----------------------------------------------------------------------------------------------
Per Share of Common Stock:
-----------------------------------------------------------------------------------------------
   Basic:                                                                            (6.62)
   Diluted:                                                                             --
-----------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                     18.00
-----------------------------------------------------------------------------------------------
Per American Depositary Share, each representing 5 shares of common stock:
-----------------------------------------------------------------------------------------------
   Basic:                                                                           (33.10)
   Diluted:                                                                             --
-----------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                     90.00
-----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended December 31, 2008

                                                                               Millions of Yen
----------------------------------------------------------------------------------------------
                                                                             Nine months ended
                                                                             December 31, 2008
----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                      29,540
   Adjustments to reconcile net income to net cash
      provided by operating activities-
      Depreciation and amortization                                                74,449
      Equity in earnings of affiliates, net of dividends received                     (15)
      Deferred income taxes                                                         4,562
      Losses on disposals and sales of property, plant and equipment                1,170
      Pension and severance costs, less payment                                     3,273
      Changes in assets and liabilities, net of effects from acquisition-
         Decrease in trade receivables                                             15,315
         Increase in inventories                                                  (30,936)
         Increase in finance receivables                                          (11,509)
         Decrease in trade payables                                               (50,108)
         Decrease in accrued income taxes and
            accrued expenses and other                                            (56,210)
      Other, net                                                                   29,234
----------------------------------------------------------------------------------------------
            Net cash provided by operating activities                               8,765
----------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from sales of property, plant and equipment                               73
    Expenditures for property, plant and equipment                                (72,344)
    Payments for purchases of available-for-sale securities                        (1,275)
    Proceeds from sales of available-for-sale securities                              243
    Increase in time deposits, net                                                   (689)
    Purchase of business, net of cash acquired                                   (158,673)
    Other, net                                                                    (18,063)
----------------------------------------------------------------------------------------------
            Net cash used in investing activities                                (250,728)
----------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from long-term indebtedness                                           54,355
    Repayment of long-term indebtedness                                           (53,511)
    Increase in short-term borrowings, net                                        295,813
    Repayment of long-term debt securities                                        (26,143)
    Dividends paid                                                                (25,320)
    Payment for purchase of treasury stock                                           (605)
    Other, net                                                                       (427)
----------------------------------------------------------------------------------------------
            Net cash provided by financing activities                             244,162
----------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                      (17,665)
----------------------------------------------------------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                         (15,466)
----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                    170,607
----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                        155,141
----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 93 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements" (Cabinet office Ordinance No.64, 2007), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the nine months ended December 31, 2008 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles.

(A)  PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity as defined by the FASB Interpretation ("FIN") No. 46 (revised December
2003), "Consolidated of Variable Interest Entities" are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20 to 50 % ownership) are accounted for on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended within three months prior to December 31.

(B)  REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided, (3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales is recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five-years, however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force ("EITF") Issue No.00-21, "Revenue Arrangements with Multiple Deliverables". Pursuant to EITF 00-21, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as Other revenue over the life of each respective lease using the interest method.

(C)  FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each end of the period, and income and expenses are translated at the average rates of exchange prevailing during each period. The resulting translation adjustments are included as a part of accumulated other comprehensive income (loss) in shareholders' investment.

All foreign currency transaction gains and losses are included in other income and expense in the period incurred.

(D)  CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase such as time deposits and short-term investment securities which are available-for sale at any time, present insignificant risk of changes in value due to being readily convertible into cash and have an original maturity of three months or less, such as money management funds and free financial funds.

(E)  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 6, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

In accordance with Statement of Financial Accounting Standards ("SFAS") No.133 "Accounting for Derivative Instruments and Hedging Activities", SFAS No.138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133" and SFAS No.149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F)  ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts of which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G)  SECURITIES

Ricoh conforms with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of December 31, 2008 and March 31, 2008, all of Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income
(loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: length of time and extent of decline, financial condition and near term prospects of issuer and intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and are stated at cost.

(H)  INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I)  PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J)  CAPITALIZED SOFTWARE COSTS

In accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," Ricoh capitalizes qualifying cost of computer software. Costs incurred during the application development stage as well as upgrades and enhancements that results in additional functionality are capitalized. The capitalized software is amortized on a straight line basis over their estimated useful lives.

(K)  GOODWILL AND OTHER INTANGIBLE ASSETS

SFAS No.141, "Business Combinations" requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No.142, "Goodwill and Other Intangible Assets" eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Other intangible assets with definite useful lives, consisting primarily of software, patents, customer relationships and tradenames are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible asset determined to have an indefinite useful life is not amortized, but instead is tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite.

(L)  PENSION AND RETIREMENT ALLOWANCES PLANS

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions" and SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Under SFAS 158, Ricoh recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension fund plans on the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M)  INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FIN 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Ricoh recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statement of income.

(N)  RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O)  SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income.

(P)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or group of assets to the expected future undiscounted net cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(Q)  EARNINGS PER SHARE

Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the period. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R)  NON-CASH TRANSACTIONS

The following non-cash transaction has been excluded from the consolidated statements of cash flows:

                                               Millions of Yen
--------------------------------------------------------------
                                             Nine months ended
                                             December 31, 2008
--------------------------------------------------------------
Issuance of treasury stock in exchange for
   subsidiary's stock                              9,138
--------------------------------------------------------------

(S)  USE OF ESTIMATES

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates. Ricoh has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets and goodwill, realizability of deferred tax assets and pension accounting.

(T)  NEW ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and was adopted by Ricoh in fiscal year beginning April 1, 2008. The adoption of SFAS 157 did not have a material effect on Ricoh's consolidated financial position or results of operations. In February 2008, the FASB issued Staff Positions ("FSP") No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" and FSP 157-2, "Effective Date of FASB Statement No. 157," which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) and remove certain leasing transactions from its scope.

In September 2006, the FASB issued SFAS 158. SFAS 158 requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements and to recognize changes in that funded status in comprehensive income (loss) in the year in which the changes occur. SFAS 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's year-end. The standard provides two transition alternatives related to the change in measurement date provisions. The recognition of an asset and liability related to the funded status provision is effective for fiscal years ending after December 15, 2006. The effect of adoption of SFAS 158 on Ricoh's financial condition as of March 31, 2007 has been included in the accompanying consolidated financial statements. The change in measurement date provisions is effective for fiscal years ending after December 15, 2008 and was adopted by Ricoh in the fiscal year beginning April 1, 2008. The adoption of SFAS 158 did not have a material effect on Ricoh's consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No.141 (revised 2007), "Business Combinations " ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and is required to be adopted by Ricoh in the first quarter beginning April 1, 2009. Ricoh will apply prospectively to all business combinations subsequent to the effective date.

In December 2007, the FASB issued SFAS No.160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51." This Statement requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of SFAS 160, Ricoh will adopt SFAS 160 in fiscal year 2009 via retrospective application of the presentation and disclosure requirements. Ricoh is currently evaluating the effect that the adoption of SFAS 160 will have on its consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No.161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133". SFAS 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for the first reporting period beginning after November 15, 2008 and is required to be adopted by Ricoh in the fourth quarter beginning January 1, 2009. Ricoh is currently evaluating the effect that the adoption of SFAS 161 will have on its consolidated results of operations and financial condition.

In April 2008, the FASB finalized FSP 142-3, "Determination of the Useful Life of Intangible Assets". The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Ricoh is currently evaluating the effect that the adoption of FSP 142-3 will have on its consolidated results of operations and financial condition.

2.   ACQUISITION

Ricoh acquired IKON Office Solutions, Inc. ("IKON") through the Company's wholly owned U.S. distribution subsidiary, Ricoh Americas Corporation ("RAC") on October 31, 2008 for total cash consideration of approximately Yen 170 billion, including transaction cost. This acquisition was financed with bank loan. IKON supplies and services a wide range of office equipment, such as MFPs, fax machines and printers, in the U.S., Canada and the Western European markets. Ricoh made the acquisition to strengthen its sales and service network in the Americas and Europe. Assets, liabilities and operations of IKON are included in the accompanying consolidated financial statements since the acquisition date. The unaudited pro forma results presented below include the effect of the IKON acquisition as if it had been consummated as of April 1, 2008.
Pro forma results do not include any synergies or other expected benefits of the acquisition. Accordingly, the unaudited pro forma financial information is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been consummated as of April 1, 2008.

                                                                        Millions of yen
---------------------------------------------------------------------------------------
                                                 Nine months ended   Three months ended
                                                 December 31, 2008    December 31, 2008
---------------------------------------------------------------------------------------
Net sales                                            1,782,422             525,753
Net income                                              32,752              -5,196
---------------------------------------------------------------------------------------

                                                                                    Yen
---------------------------------------------------------------------------------------
                                                 Nine months ended   Three months ended
                                                 December 31, 2008    December 31, 2008
---------------------------------------------------------------------------------------
Earnings per share:
   Basic                                                 45.28               -7.16
   Diluted                                               44.05                  --
---------------------------------------------------------------------------------------

3.   SECURITIES

Marketable securities and investment securities as of December 31, 2008 and March 31, 2008 consist of the following:

                                                                    Millions of Yen
-----------------------------------------------------------------------------------
                                                 December 31, 2008   March 31, 2008
-----------------------------------------------------------------------------------
Marketable securities:
   Available-for-sale securities                            --                0
-----------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                        52,365           69,962
   Non-marketable equity securities                      1,645            1,282
-----------------------------------------------------------------------------------
                                                        54,010           71,244
-----------------------------------------------------------------------------------

The current and non-current security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of December 31, 2008 and March 31, 2008 are as follows:

                                                                                             Millions of Yen
------------------------------------------------------------------------------------------------------------
                                          December 31, 2008                       March 31, 2008
------------------------------------------------------------------------------------------------------------
                                         Gross       Gross                       Gross      Gross
                                      unrealized  unrealized                  unrealized  unrealized
                                        holding     holding     Fair            holding    holding     Fair
                               Cost      gains      losses     value   Cost      gains      losses     value
------------------------------------------------------------------------------------------------------------
Current:                          --        --          --        --       0        --          --         0
------------------------------------------------------------------------------------------------------------
Non-current:
   Equity securities          63,074     3,148      13,856    52,365  62,208     6,231       3,723    64,716
   Corporate debt securities      --        --          --        --   6,000        --         754     5,246
------------------------------------------------------------------------------------------------------------
                              63,074     3,148      13,856    52,365  68,208     6,231       4,477    69,962
------------------------------------------------------------------------------------------------------------

Proceeds from the sales of available-for-sale securities were Yen 243 million and Yen 100,025 million for the nine months ended December 31,2008 and for the year ended March 31, 2008, respectively.

There were no significant realized gains or losses on sales of available-for-sale securities for the nine months ended December 31, 2008 and for the year ended March 31, 2008.

4.   RELATED TO STOCKHOLDERS' EQUITY

Cash dividends paid during the nine months ended December 31, 2008

Resolved at the General meeting of Shareholders on June 26, 2008
-----------------------------------------------------------------
   Total amount of dividends (million of yen)              12,256
   Dividend per share of common stock (yen)                 17.00
   Record date                                     March 31, 2008
   Effective date                                   June 27, 2008
   Resource for dividend                        Retained earnings
-----------------------------------------------------------------

Resolved at the Board meeting on October 28, 2008
-----------------------------------------------------------------
   Total amount of dividends (million of yen)              13,064
   Dividend per share of common stock (yen)                 18.00
   Record date                                 September 30, 2008
   Effective date                                December 1, 2008
   Resource for dividend                        Retained earnings
-----------------------------------------------------------------

5.   PER SHARE DATA

Shareholders' equity per share was Yen 1,357.20 and Yen 1,498.29 as of December 31, 2008 and March 31, 2008, respectively. Dividends per share shown in the consolidated statement of income are computed based on dividends paid for the nine months ended December 31, 2008 and the year ended March 31, 2008.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income are as follows:

                                                                 Thousands of shares
------------------------------------------------------------------------------------
                                              Nine months ended   Three months ended
                                              December 31, 2008    December 31, 2008
------------------------------------------------------------------------------------
Weighted average number of shares of common
   stock outstanding                               723,339              725,746
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
      - Due December 2011                           19,741               19,741
------------------------------------------------------------------------------------
Diluted shares of common stock outstanding         743,080              745,487
------------------------------------------------------------------------------------

                                                                     Millions of yen
------------------------------------------------------------------------------------
                                              Nine months ended   Three months ended
                                              December 31, 2008    December 31, 2008
------------------------------------------------------------------------------------

Net income                                          29,540               (4,805)
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
      - Due December 2011                              (19)                  (6)
------------------------------------------------------------------------------------
Diluted net income                                  29,521               (4,811)
------------------------------------------------------------------------------------

                                                                                 Yen
------------------------------------------------------------------------------------
                                              Nine months ended   Three months ended
                                              December 31, 2008    December 31, 2008
------------------------------------------------------------------------------------
Earnings per share:
   Basic                                             40.84                (6.62)
   Diluted                                           39.73                   --
------------------------------------------------------------------------------------

6.   DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the nine months ended December 31, 2008 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the nine months ended December 31, 2008 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately Yen (147) million of the balance of accumulated other comprehensive income (loss) as of December 31, 2008

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of income.

7.   COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was contingently liable for certain guarantees including employees housing loans of Yen 361 million as of December 31, 2008.

As of December 31, 2008 the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

8.   FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and was adopted by Ricoh in the fiscal year beginning April 1, 2008. Pursuant to the provisions of FSP 157-2, Ricoh have decided to defer adoption of SFAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following table presents the fair-value hierarchy levels of Ricoh's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2008.

                                                        Millions of Yen
-----------------------------------------------------------------------
                                             December 31, 2008
-----------------------------------------------------------------------
                                   Level 1   Level 2   Level 3    Total
-----------------------------------------------------------------------
Assets:
   Available-for-sale securities    50,890        --        --   50,890
   Derivative instruments               --     3,309        --    3,309
   Other investments                    --        --     4,283    4,283
-----------------------------------------------------------------------
      Total assets                  50,890     3,309     4,283   58,482
-----------------------------------------------------------------------
Liabilities:
   Derivatives instruments              --     4,641        --    4,641
-----------------------------------------------------------------------
      Total liabilities                 --     4,641        --    4,641
-----------------------------------------------------------------------

Available-for-sale securities

Marketable securities are classified Level 1 in the faire value hierarchy Marketable securities are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Other investments

Other investments classified as Level 3 in the fair value hierarchy represent the retained interests in securitizations of finance lease receivables in which Ricoh valued using cash flows discounted by an estimated interest rate reflecting underlying risks. The following table presents a reconciliation of activity for such retained interests on a net basis.

                                                                             Millions of yen
--------------------------------------------------------------------------------------------
                                                      Nine months ended   Three months ended
Other investments                                     December 31, 2008    December 31, 2008
--------------------------------------------------------------------------------------------
Balance at beginning of period                              5,887               4,286
   Total gains or losses (realized and unrealized)
      Included in net income                                   --                  --
      Included in other comprehensive income (loss)            --                  --
   Sales, collections and repurchases, net                 (1,604)                 (3)
--------------------------------------------------------------------------------------------
Balance at end of period                                    4,283               4,283
--------------------------------------------------------------------------------------------

9.   SEGMENT INFORMATION

The operating segments presented below are the segments of Ricoh for which separate financial information is available and for which a measure of profit or loss is evaluated regularly by Ricoh's management in deciding how to allocate resources and in assessing performance. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as discussed in Note 1.

(A)  OPERATING SEGMENT INFORMATION

                                                                        Millions of Yen
---------------------------------------------------------------------------------------
                                                 Nine months ended   Three months ended
                                                 December 31, 2008    December 31, 2008
---------------------------------------------------------------------------------------
Sales-
   Imaging & Solutions                               1,363,768             443,996
   Industrial Products                                  97,226              27,092
   Other                                               110,496              32,182
   Intersegment transaction                             (3,472)             (1,179)
---------------------------------------------------------------------------------------
   Consolidated                                      1,568,018             502,091
---------------------------------------------------------------------------------------
Operating Income-
   Imaging & Solutions                                 139,418              41,215
   Industrial Products                                    (968)             (1,744)
   Other                                                   579              (1,002)
   Elimination                                               1                   2
   Unallocated expense                                  52,652              17,169
---------------------------------------------------------------------------------------
   Consolidated                                         86,378              21,302
---------------------------------------------------------------------------------------
Other, net                                             (26,315)            (20,114)
---------------------------------------------------------------------------------------
Income before Income Taxes, Minority Interests
   and Equity in Earnings of Affiliates                 60,063               1,188
---------------------------------------------------------------------------------------

                                                           Millions of Yen
--------------------------------------------------------------------------
                                                 December 31,   March 31,
                                                     2008          2008
--------------------------------------------------------------------------
Total assets-
   Imaging & Solutions                            1,850,959     1,643,500
   Industrial Products                               96,852        91,635
   Other                                            100,333       106,233
   Elimination                                       (1,179)       (1,063)
   Corporate assets                                 358,154       374,063
--------------------------------------------------------------------------
   Consolidated                                   2,405,119     2,214,368
--------------------------------------------------------------------------

Unallocated expense represents expenses for corporate headquarters.

Intersegment sales are not separated by operating segment because they are immaterial.

(B)  GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers for the nine months and the three months ended December 31, 2008 are as follows:

                                                                        Millions of Yen
---------------------------------------------------------------------------------------
                                                 Nine months ended   Three months ended
                                                 December 31, 2008    December 31, 2008
---------------------------------------------------------------------------------------
Sales-
   Japan                                               704,886             221,069
   The Americas                                        350,467             132,882
   Europe                                              408,263             119,553
   Other                                               104,402              28,587
---------------------------------------------------------------------------------------
   Consolidated                                      1,568,018             502,091
---------------------------------------------------------------------------------------

(C)  ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin for the nine months and the three months ended December 31, 2008. In addition to the disclosure requirements under SFAS No.131, "Disclosure about Segments of an Enterprise and Related Information," Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instrument and Exchange Law, which a Japanese public company is subject to.

                                                                        Millions of Yen
---------------------------------------------------------------------------------------
                                                 Nine months ended   Three months ended
                                                 December 31, 2008    December 31, 2008
---------------------------------------------------------------------------------------
Sales-
   Japan
         External customers                            723,708             224,054
         Intersegment                                  346,985             110,052
---------------------------------------------------------------------------------------
            Total                                    1,070,693             334,106
---------------------------------------------------------------------------------------
   The Americas
         External customers                            351,451             134,803
         Intersegment                                    3,172                 916
---------------------------------------------------------------------------------------
            Total                                      354,623             135,719
---------------------------------------------------------------------------------------
   Europe
         External customers                            405,532             118,625
         Intersegment                                    2,046                 560
---------------------------------------------------------------------------------------
            Total                                      407,578             119,185
---------------------------------------------------------------------------------------
   Other
         External customers                             87,327              24,609
         Intersegment                                  126,922              41,757
---------------------------------------------------------------------------------------
            Total                                      214,249              66,366
---------------------------------------------------------------------------------------
      Elimination of intersegment sales               (479,125)           (153,285)
---------------------------------------------------------------------------------------
   Consolidated                                      1,568,018             502,091
---------------------------------------------------------------------------------------
Operating Income-
   Japan                                                60,142              12,425
   The Americas                                        (12,663)             (7,384)
   Europe                                               26,761               6,608

   Other                                                10,063               1,765
---------------------------------------------------------------------------------------
      Elimination of intersegment sales                  2,075               7,888
---------------------------------------------------------------------------------------
   Consolidated                                         86,378              21,302
---------------------------------------------------------------------------------------
Other, net                                             (26,315)            (20,114)
---------------------------------------------------------------------------------------
Income before Income Taxes, Minority Interests
   and Equity in Earnings of Affiliates                 60,063               1,188
---------------------------------------------------------------------------------------

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues.

10.  SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts are charged to selling, general and administrative expenses for the nine months and the three months ended December 31, 2008:

                                                        Millions of Yen
-----------------------------------------------------------------------
                                 Nine months ended   Three months ended
                                 December 31, 2008    December 31, 2008
-----------------------------------------------------------------------
Research and development costs         93,506              30,259
Advertising costs                      10,686               2,687
Shipping and handling costs            15,656               4,161
-----------------------------------------------------------------------

                                       21